U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

February 27, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) Securities Act Registration No: 333-172080 Investment Company Registration No: 811-22525

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 461 under the Securities Act and Amendment No. 462 under the Investment Company Act of 1940 to the Trust’s Registration Statement on Form N-1A, transmitted on behalf of the Trust and its series, the Jackson Square All-Cap Growth Fund, Jackson Square Global Growth Fund, Jackson Square Large-Cap Growth Fund, Jackson Square Select 20 Growth Fund and Jackson Square SMID-Cap Growth Fund, together with all exhibits filed therewith (Accession No. 0000894189-20-001458) (the “Amendment”).

The Trust confirms no securities were sold in connection with the Amendment.

If you have any questions or require further information, do not hesitate to contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch

Thomas A. Bausch
Secretary of Managed Portfolio Series

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.